October 4, 2006

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Alec C. Covington
President and Chief Executive Officer
Nash-Finch Company
7600 France Avenue South
P.O. Box 355
Minneapolis, Minnesota 55440-0355

Re: Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
Form 10-K/A for the year ended December 31, 2005
Filed March 21, 2006
Form 10-Q for the fiscal quarter ended March 25, 2006
Filed April 27, 2006
File No. 0-00785

Dear Mr. Covington:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Accounting Branch Chief